November 8, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Akins

Re:	Radient Pharmaceuticals Corporation Amendment No. 6 to Schedule 14A Filed October 15, 2010 Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010 File No. 001-16695
Dear Ms. Akins:
This letter is provided in response to our phone conversations on November 5, 2010 and November 8, 2010 regarding the above-referenced registrant, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
Please note that since the proxy and related periodic reports were not cleared in time for us to file and mail the same to our shareholders by November 5, 2010, we cannot hold the shareholder meeting on November 15, 2010. Pursuant to the terms of the extension agreement our note holders signed allowing us to hold the meeting by November 15, 2010, which required us to mail by November 5, 2010, if we did not hold a meeting by such date, the notes would fall back into default, pursuant to which the note holders can declare the full amount of such notes immediately due and payable. Although we have not received a notice of default from any note holder, we shall include the following language in the Introduction to the Proposals section of our proxy to disclose this information; deleted language has a strike through and new information is bold and italicized. Additionally, we shall include a brief note within each applicable proposal stating that we were not able to meet the deadline set forth in the related extension agreement and therefore the note holder can once again declare the note immediately due and payable, although we believe it is beneficial for the note holder to maintain the note and wait for the shareholder meeting, to hopefully receive approval and the shares underlying the note. This technical default does not require a change to any of our proposals and therefore we don’t believe any additional revisions other than those stated below are required.

“The Company has been carrying approximately $20,516,000 of indebtedness that had events of default or is due on outstanding notes and other contractual obligations which are past due or soon to be due. ~~As of [ ], 2010, we received default notices from [ ] note holders holding an aggregate principal amount of notes for $[ ]; however, we are currently negotiating a resolution with these holders.~~ Additionally, many of those notes require that we obtain shareholder approval to issue the shares underlying such notes by a certain past date. Management is concerned that we may not have sufficient cash to satisfy these debts and carry on our current operations. Therefore, management believes it is prudent to reserve as much cash as possible for our operations. To that end, management prepared a Form of Exchange Agreement, pursuant to which, if approved by the stockholders at this meeting, which we were initially required to hold in September 2010, certain of our note and debt holders shall exchange their outstanding notes for shares of our common stock (the “Exchange Agreement”). As stated above, this will provide the Company with a less expensive means to repay its debt and will enable the Company to use its cash for current operations rather than the repayment of debt. The terms of the Exchange Agreement are explained in more detail in the Proposals below. As the individual proposals disclose in more detail below, since we were unable to hold the shareholder meeting by the initially required date, for certain considerations, we were able to obtain a majority of our various note holders’ agreement to waive the current defaults and extend the required meeting date, so long as the meeting date was on or before November 15, 2010. Delaware law requires us to send notice of a shareholder meeting at least 10 days before such meeting. Due to the SEC’s continuing review of the periodic reports that we are required to mail with this Proxy Statement, such reports were not cleared by November 5, 2010, and therefore we are unable to timely mail the shareholder meeting materials and hold the shareholder meeting on November 15, 2010. Based on the terms of the various extension/wavier agreements, all of the notes discussed in this Proxy Statement shall fall back into default, pursuant to which the note holders can declare the full amount owed on the notes immediately due and payable, if we fail to hold the meeting by November 15, 2010. As of the date this Proxy Statement went to print, we have not received notice from any note holders declaring a default. All of the consideration granted to the note holders pursuant to the extension/waiver agreements remains in effect and no other consideration is owed to the note holders pursuant to this technical default”
1 -	The reviewer stated that the assumptions are not included in the third part of our response to Comment 1 as we stated they were.
Response: The Company revised the Exhibits D Note 6 and Note 13 and included the assumption for Binomial Model valuation, per SEC Comments, in the Amendment to the 10Q for the Period Ending June 30, 2010.

2 -	The second comment is regarding Comment #4- The reviewer asked why the adjustment in percentage from 100% to 97% actually increased the Company’s net loss. The SEC believes since the percentage is a smaller number, the loss should be smaller. Accordingly, she asked that we revise the financials or explain why the revised percentage would increase the company’s net loss.
Response:
The originally filed June 30, 2010 Form 10-Q disclosed a JPI value of $18,200,295, which was based upon a valuation performed by our valuation expert. The Company erroneously recorded an impairment adjustment from $20,500,000 to $18,200,295 to reflect this value as of June 30, 2010. As the Company only owns 97.46% of JPI, the correct carrying amount of the Investment is $17,738,007, which resulted in the Company recording additional impairment expense of $462,288, see entry below:
The journal entry recorded by the Company is:

DR Impairment in JPI (Expense) $462,288

CR Investment in JPI (Asset account) $462,288
We understand that you may have additional comments and thank you for your attention to this matter.
Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman, Attorney at Law
Cc: Mr. Douglas C. MacLellan

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